November 14, 2017

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oncolix, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed October 24, 2017 File No. 333-220211

Dear Gentlemen:

This letter sets forth the responses of Oncolix, Inc., a Florida corporation (the “Company,” “Oncolix” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 8, 2017 concerning the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-220211) filed with the Commission on October 24, 2017 (the “Amended Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

In filing this response letter, we have contemporaneously filed a second amended Registration Statement including our responses to your comments (the “Second Amended Registration Statement”).

In addition to the filing of the second amendment to the Registration Statement, the Company has filed the second amendment to the Form 8-K and comments relevant to the Form 8-K were incorporated into the Form S-1, where applicable.

Amendment No. 1 to Form S-1 filed October 24, 2017

Prospectus Summary

Debt and Warrant Financing, page 6

1.	We note your disclosure on pages F-15 and F-25 that all of the 2017 Notes, the July Notes and amounts due under a consulting agreement were exchanged for new AEPP Notes in August 2017. However, your disclosure elsewhere, including on page 7 and in your response to our prior comment two, does not appear to account for the July Notes and amounts payable under the consulting agreement. Please revise your disclosure throughout the prospectus to reconcile this discrepancy.

Securities and Exchange Commission

November 14, 2017

RESPONSE:

The disclosure has been revised to indicate that the exchanged indebtedness included secured debt, related accrued interest and amounts payable under a consulting agreement, on pages 4 and 5 of the “Summary – Debt and Warrant Financing” and “- Convertible Note” and pages 30-31 “Designation of our Capital Stock – Convertible Notes” and “– Warrants.”

Warrants, page 8

2.	Please revise your disclosure on page 8 and as appropriate to clarify whether the warrants to acquire 3,200,000 shares of common stock at a purchase price of $0.0825 per share referenced on pages F-14 and F-25 were issued in connection with the Exchange Offering or in a separate transaction in July. Please also file the warrant agreement as an exhibit to the registration statement.

RESPONSE:

The disclosure has been revised to indicate that the warrant was issued in connection with the July 2017 debt that was subsequently exchanged, on pages 4 and 5 of the “Summary – Debt and Warrant Financing” and “- Convertible Note” and pages 30-31 “Designation of our Capital Stock – Convertible Notes” and “– Warrants.”

General

3.	Please expand your analysis provided in response to our prior comment two to address how the conversion features of the Convertible Notes, which seem to minimize the selling shareholders’ investment risk prior to the date of effectiveness of the registration statement, affect your analysis. In addition, please provide separate analyses for each type of Existing Investor based on when they initially invested in Oncolix prior to the merger. [In your response, please ensure that you address (i) investors who received notes after negotiations began to acquire 66% of the shares in AEPP and (ii) holders of the July Notes, which also appear to have been exchanged based on your disclosure on pages F-15 and F-25.]

RESPONSE:

Introduction

The Company acknowledges the Staff’s comment requesting further analysis with respect to (i) the conversion features of the convertible notes and (ii) a separate analysis for each type of Existing Investor (as defined in the Registration Statement and the Company’s response dated October 24, 2017).

Securities and Exchange Commission

November 14, 2017

Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling security holders in a secondary offering. The Staff has noted in CDI 612.09 that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds,” involving an analysis of various factors and “all the circumstances.” Specifically, CDI 612.09 states that consideration should be given to the following factors:

1.	how long the selling shareholders have held the shares;

2.	the circumstances under which they received them;

3.	their relationship to the issuer;

4.	the amount of shares involved;

5.	whether the sellers are in the business of underwriting securities; and

6.	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Each of the relevant factors listed in CDI 612.09 was discussed in detail (a 10-page analysis) in the Company’s October 24, 2017 response. This response addresses the two issues with which you request further analysis.

Conversion Features of the Convertible Notes

The Company respectfully submits that Items 1, 3, 5 and 6 of CDI 612.09 are not applicable to the Staff’s further inquiry with respect to the conversion feature. The analysis below will address Item 2, The Circumstances under which the Selling Shareholders Received the Shares, and Item 4, The Amounts of Shares Involved, to supplement the response letter dated October 24, 2017.

The Purchase Agreement had the traditional characteristics of a private investment and there is no indicia of the private offering being a “disguised underwriting” by the selling stockholders. In a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public, and the issuer sells the securities to the underwriter at a negotiated discount to the public offering price, with the “spread” between the two prices representing the underwriter’s compensation for its selling efforts and for bearing market risk. The selling stockholders purchased the securities in the private offering without any agreement or arrangement regarding the price at which they might later resell the underlying shares to the public pursuant to the Registration Statement. As such, unlike an underwriter, the selling stockholders have taken full investment risk with regard to the securities they acquired, and there is no certainty that they will receive a premium on the resale of any underlying shares. The conversion price of the convertible notes will not float relative to the market price of the underlying stock which would minimize the selling shareholders’ investment risk. As such, the Company does not believe that its private offering of convertible notes has any of the attributes associated with a toxic PIPE transaction where the investment risk is minimal, for the following reasons:

Securities and Exchange Commission

November 14, 2017

•	Conversion Price does not float relative to the then market price. The conversion price of the convertible notes is equal to the lesser of $0.075 per share of our common stock and (ii) 75% of the 10-day average closing bid price of our common stock for the 10-day period prior to the effective date of the registration statement (subject to a floor of $0.0545 per share). The closing price of the Company common stock on November 9, 2017 was $0.055 (approximate price of the “floor”). Accordingly, the conversion price will not be less than the market price on November 9, 2017, and possibly a higher price depending upon trading in the market and the date when the registration statement is declared effective. The final determination of the conversion price prior to the effective date of the Registration Statement (with a floor) was agreed upon to allow the market sufficient time to digest and absorb the financial and business information contained in the “jumbo” Form 8-K filed to reflect the reverse merger and new capitalization structure. From a practical perspective, the convertible notes will not be converted until after the effective date of the Registration Statement. Prior to the time of conversion and sale of the underlying common stock, the conversion price will have been fixed. This is distinct and separate from the type of adjustable conversion price typically attributable to toxic PIPE transactions where the conversion price adjusts throughout the term of the convertible note based on the then market price on the conversion date.

•	Price range of common stock for the last 30 days reflects a trading range consistent with the conversion price. Providing for an adjustment to the conversion price from the date of purchase until the effective date of the Registration Statement, subject to a floor of $0.0545 per share, allows for the market to digest the financial condition, business plan and capitalization of the Company as fully disclosed in its “jumbo” Form 8-K filed within 4 business days of the closing of the reverse merger. During the 30-day period ending on November 9, 2017, the common stock traded in a range of a low of $0.0515 per share to a high of $0.0782 per share. The floor is within this trading range. As with many “reverse merger” transactions, the market typically requires several months to stabilize. The conversion price reflects a fair market valuation post-closing of the reverse merger – when the note holders elect to convert the notes and sell the underlying shares of common stock, the conversion price will have been fixed and will not float based on the then market price of the Company common stock.

Securities and Exchange Commission

November 14, 2017

•	Minimum trading volume during the last 30 days of trading. The average daily trading volume of the Company common stock during the last 30 days is approximately 158,154 shares (approximately $9,500 of trading per day as of November 9, 2017). Given this trading volume, the selling shareholders could not expect to have the ability to quickly exit their positions, even if they desired to do so. The market simply could not absorb the shares, even if registered pursuant to the Registration Statement. In fact, the Company believes that it may be easier to effect an illegal distribution when the number of shares involved is relatively small in relation to the shares outstanding or the trading volume. To the contrary, when investors buy a large stake in a small, thinly traded public company, it can be extremely difficult for them to exit the position quickly. Therefore, the Company believes that the larger the investment, the harder it may be for an investor to effect a distribution, especially in the case of a small public company – such as the Company – with a limited trading volume.

•	Non Exchange Traded. As the Company’s common stock is not listed on an exchange, but rather quoted on the OTC Pink tier of the OTC Markets, with historically nominal trading volume, there is a very limited trading market for the common stock. Moreover, trading in the common stock may become even more difficult should the share price could decrease. Therefore, the selling stockholders may not be able to resell the shares of common stock at or above the conversion price – likely to be the current market price.

•	Existing volume would not absorb conversion of the notes in full prior to maturity. Based on the average daily trading volume, and assuming the selling shareholders are the only sellers of the common stock in the market, the selling shareholders would not be able to convert and sell all of their underlying shares prior to maturity of the convertible notes. In fact, it would take an excess of two years to sell all the underlying shares of common stock assuming there are no other sellers in the market. Accordingly, as a practical matter, the selling shareholders will continue to bear the market risk of a significant portion of their investment for a more extended period of time than would be the case for a more actively traded security.

•	The security interest granted to the selling stockholders. Many early stage biopharmaceutical companies grant note holders security interests in their assets. The convertible notes issued to the selling shareholders are secured by substantially all of the assets of the Company. This allows the convertible noteholders to be able to foreclose on the assets in the event that the notes cannot be timely retired – a typical commercial transaction as distinguished from the typical “drive-through” toxic PIPE transaction. Given the limited operating history, lack of revenues and limited assets, the Company does not believe these terms are outside of what the market dictates for a company in our circumstances where the investor is looking to receive cash principal and interest payments pursuant to the terms of the note – distinct from a toxic convertible note which typically is an unsecured obligation will be expectation of conversion and sales of underlying common stock to fund repayment of the notes.

Securities and Exchange Commission

November 14, 2017

•	Repayment terms of the convertible notes. The convertible notes mature on November 1, 2018 with principal payments amortized over a seven-month term commencing May 1, 2018. These terms are not the terms typically associated with toxic convertible notes that constitute an ongoing disguised primary offering. These notes are negotiated obligations secured by the Company assets and the Company may need to refinance these notes pursuant to a new debt or equity offering in 2018 – consistent with rounds of financing typically associated with early-stage biopharmaceutical companies.

•	Business development plan of the Company and long-term horizon to develop Prolanta™. Like many early-stage biopharmaceutical companies, the creation of value of the Company’s intellectual property will require additional rounds of capital raises and require business execution timeline well past the maturity date of the convertible notes. By definition, the selling shareholders have made a long-term investment in the Company. This is further buttressed by the fact that 44% of the principal amount of the convertible notes issued in August 2017 were pursuant to an exchange with Existing Investors (as discussed below).

Accordingly, we respectfully submit that the conversion features in the convertible notes do not minimize the selling shareholders’ investment risks, whether now, upon the effective date of the Registration Statement, or after the effective date of the Registration Statement.

Discussion of Existing Investors

The Company respectfully submits that items 4, 5 and 6 of CDI 612.09 were fully vetted and addressed in the October 24, 2017 response with respect to the Existing Investors as these factors provide for an identical analysis for both the Existing Investors as well as the new investors that purchased Company convertible notes in the Cash Offering (as defined in the registration statement and in the October 24, 2017 response letter on the date of the closing of the “reverse merger”) that closed on August 3, 2017. To summarize the analysis from the October 24, 2017 comment letter:

•	4 – the amount of shares involved

We note that the amount of shares involved is only one factor cited in CDI 612.09 to be considered by the Staff in applying Rule 415. We further note that restricting the Company’s offering based solely on the number of shares offered would contradict previous interpretative positions taken by the Staff. For example, CDI 612.12 describes a scenario where a holder of a large percentage of the outstanding stock is permitted to effect a valid secondary offering. The interpretation states, in relevant part, that:

Securities and Exchange Commission

November 14, 2017

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415 (a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

In addition, CDI 216.14, regarding the use of Form S-3 to effect a secondary offering, provides:

Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. (emphasis added).

These interpretive positions make clear that the amount of shares offered is not the final determinative factor in whether or not an offering is properly characterized as a secondary offering, and in fact should be disregarded entirely except in situations where the other facts clearly indicate that the offering is not in reality a secondary offering. Here, despite the fact that the number of shares underlying the convertible notes and warrants that the Company seeks to register for resale exceeds the number of shares of capital stock currently held by non-affiliates of the Company, the other facts discussed in the October 24, 2017 and as further analyzed in this response letter clearly indicate that the offering is appropriately characterized as a secondary offering permitted under Rule 415(a) (1)(i).

•	5 – whether the sellers are in the business of underwriting securities

The Company has been advised by the selling shareholders that none is a broker-dealer or an affiliate of a broker-dealer and none are in the business of underwriting securities or otherwise in the business of selling securities. The selling shareholders are primarily long-term strategic investors, as evidenced by the significant participation by the Existing Investors.

Securities and Exchange Commission

November 14, 2017

•	6 – whether under all the circumstances it appears that the seller is acting as a conduit for the issuer

The selling shareholders are investors in the Company and have agreed to incur the economic risk of their investment, as is further discussed in this response. This fact is consistent with the long-term strategy of commercializing Prolanta™ – typical for all biopharmaceutical companies. In contrast to the selling shareholders, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, and “toxic” securities that we believe the Staff was focused on in developing its guidance related to Rule 415 offerings have floating conversion prices – neither applicable to the selling shareholders.

The following analysis supplements the October 24, 2017 response letter and further addresses Item 1, How long have the selling shareholders have held the shares, Item 2, The Circumstances under which the Selling Shareholders Received the Shares and Item 3, Their Relationship to the Issuer, with respect to the Existing Investors.

Set forth below is a table of notes issued to the Existing Investors prior to the execution of the plan of merger contemplating the “reverse merger” on July 18, 2017.

Name of Note holder	Principal Amount of Original Note		Date of Investment
Mario Family Partners LP	$68,259.15		9/19/2016
	$67,361.97		11/07/2016
	$100,000		2/10/2017
Jeb Partners, L.P.	$250,000		1/20/2017
	$200,000		3/3/2017
Sharon T. Ewton	$250,000		2/16/2017
James Besser	$50,000		3/3/2017
Nicole R. Hoagland	$30,000		3/3/2017
Pacific Capital Management LLC	$200,000		3/10/2017
Robin and Leonidas Lemonidas JTWROS	$30,000		3/29/2017
Caroline J. Lester	$25,000		3/29/2017
Steven E. Nathanson	$50,000		3/29/2017
Puritan Partners LLC	$160,000		7/7/2017
	$52,800		7/7/2017(1)
Total(2) (3)	$1,533,421.12	(4)

_______________

(1) Payable under a consulting agreement.

(2) The Existing Investors exchanged notes for new convertible notes equal to 44% of the principal amount of convertible notes issued on August 3, 2017.

(3) The notes issued in exchange to the Existing Investors plus additional convertible notes acquired for cash by these Existing Investors equal approximately 56.5% of the aggregate principal amount of convertible notes issued on August 3, 2017.

(4) Excludes accrued interest also exchanged.

Securities and Exchange Commission

November 14, 2017

Set forth below is the chronology of the corporate events of the Company tied to the (i) purchase of 66% interest in the Company, (ii) entry into the plan of merger and (iii) closing of the “reverse merger” and private offering on August 3, 2017.

•	Prior to March 7, 2017, Existing Investors acquired an aggregate principal amount of $1,015,621 of notes. This represented approximately 66% of the principal amount of notes purchased by the Existing Investors. The initial investments by each of the Existing Investors occurred prior to any contemplation of a reverse merger.

•	On March 7, 2017 the Company announced the transaction in which Oncolix, Inc. (a private company) acquired 66% of the issued and outstanding capital stock of the Company. This was not previously disclosed to the note investors. The Form 8-K contained no disclosure with respect to any plan to effect a “reverse merger.” More importantly, the Company lacked the financial stability to effect the reverse merger.

•	Between March 10 and March 29, 2017, Existing Investors acquired an aggregate principal amount of $305,000 of convertible notes.

•	On May 15, 2017, the Company filed its Form 10-Q and disclosure in a subsequent footnote stated the following:

“As of this date, Oncolix has announced no specific plans regarding its ownership interest in AEPP, but Oncolix is considering the possible acquisition by AEPP of Oncolix’s operations through a reverse merger transaction. There can be no assurances that such a transaction will be proposed by Oncolix or will be consummated, nor of the terms of any such transaction. Subsequent to the acquisition of AEPP stock, Oncolix has agreed to advance funds to AEPP on a month-to-month basis to continue AEPP’s corporate activities. There can be no assurances that such Oncolix will continue such arrangement.”

The Company felt compelled to inform the market that there was no assurance that any “reverse merger” would occur. The Company and Oncolix had no plan to enter into a reverse merger because there was insufficient capital to (i) advance the business plan of Oncolix and (ii) any such reverse merger without concurrent significant financing would damage the value of the Oncolix investment in the Company as the public company would be subject to the liabilities of Oncolix, Inc. without sufficient capital to advance its business strategy. In fact, management of Oncolix contemplated selling the public entity after the expiration of the six-month short-swing period in the event adequate financing could not be obtained – hence the disclaimer disclosure.

Securities and Exchange Commission

November 14, 2017

•	On June 28, 2017, the Company disseminated a press release (such press release was also set forth in a Form 8-K) stating that AEPP has no current plans to reincorporate AEPP or to effect a reverse split of its shares of common stock. Once again, the Company felt compelled to inform the market that there is no assurance that any “reverse merger” would occur.

•	On July 7, 2017, the Company issued a convertible note to Puritan Partners, LLC and entered into a consulting agreement. It is important to note that while this investment was made within 30 days of the closing of the reverse merger and cash offering, there was no written commitment or understanding that the reverse merger would close. See the next bullet point for the financing condition to the closing of the reverse merger. More importantly, this investor purchased on August 3, 2017 a $411,764 additional note once it was clear that the reverse merger and Cash Offering would close – demonstrating that risk of the July 7, 2017 investment. The July 7, 2017 note issued to Puritan Partners was not conditioned upon the closing of the reverse merger and additional financing.

•	On July 18, 2017, the Company and Oncolix entered into a plan of merger that was filed in a Form 8-K with the SEC on July 24, 2017. A closing condition to this transaction as set forth in Section 5.1(c) stated the following:

“AEPP, Merger Sub and Oncolix shall be satisfied that additional financing in a minimum amount of $1 million, on terms acceptable to each Party, shall close at or about the Effective Time.”

This plan of merger reflects the ongoing position of both the Company and Oncolix that no reverse merger would occur until sufficient financing was obtained to allow the Company to operate as a responsible public company. It is very uncommon for a reverse merger to occur without sufficient financing to provide sufficient working capital to operate the combined business for at least 6-12 months, including the ongoing legal and accounting obligations of operating a public company – the failure to be properly financed is a recipe for litigation and failure. The advisors to the Company and management have significant experience in this arena and management of each of Oncolix, Inc. and the Company responsively discharged their fiduciary duties to ensure that there would be sufficient capital to fund the operations of the public company prior to closing on the “reverse merger.”

•	On August 3, 2017, the Company closed on a cash financing of $2,000,000 in gross proceeds and closed on the reverse merger transaction. On August 3, 2017, the Existing Investors exchanged old notes for new convertible notes identical to the convertible notes issued in the Cash Offering.

Securities and Exchange Commission

November 14, 2017

The Existing Investors made their investment decision prior to the closing of the reverse merger. As is customary in most reverse mergers, the PIPE financing closes concurrently with the closing of the reverse merger. With respect to the Company, it closed on the reverse merger concurrently with a Cash Offering (as defined in the registration statement and response to the comment letter dated October 24, 2017) pursuant to which investors in the Cash Offering represented 56% of the principal amount of the convertible notes issued upon the closing of the financing/reverse merger. The balance of the 44% of the principal amount of the convertible notes issued at the closing of the financing/reverse merger were the result of an exchange of notes with the Existing Investors. It is important to note that the Existing Investors acquired additional notes in a Cash Offering so that the aggregate principal amount of the notes owned by Existing Investors equals approximately 56.5% of the principal amount of the notes issued on August 3, 2017 – this further validates the fact that a significant amount of the investors are long-term holders of the Company’s convertible notes and believe in the commercial viability of Prolanta™. All of the Existing Investors made an investment decision in the Company based on a materially different risk analysis as compared with the investors in the Cash Offering.

Accordingly, we respectfully submit that all of the Existing Investors were all long-term investors that originally invested without a view toward converting such notes and selling the underlying shares of common stock into a “public market.” The investment decisions of all Existing Investors was materially different from the investment decisions made by the investors in the Cash Offering.

Conclusion

Based on the foregoing analysis and the consideration of all circumstances, the Company believes that the facts do not support the determination that the selling shareholders are acting as a conduit for the Company. In that regard, the Company believes that the selling shareholders have made an individual investment decision to purchase the securities. The Company is not aware of any evidence that would suggest that the selling shareholders are acting to effect a distribution of the Convertible Notes, the Warrants or the shares underlying the Convertible Notes or Warrants.

For the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of shares by the selling shareholders as contemplated by the Registration Statement should appropriately be characterized as a secondary offering that is eligible to be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i).

Regards, /s/ Thomas C. Pritchard Thomas C. Pritchard